January 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Susan Block

Re:	Industrial Tech Acquisitions II, Inc.
Registration Statement on Form S-1
Filed December 17, 2021, as amended
File No. 333-254594

Dear Ms. Block,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Industrial Tech Acquisitions II, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 11, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,000 copies of the Preliminary Prospectus dated December 17, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ Richard Tobin
Name: Title:	Richard Tobin Managing Director

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